UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                      (Amendment No.   )(1)


                 OLD POINT FINANCIAL CORPORATION
                        (Name of Issuer)

                 Common Stock  ($5.00 Par Value)
                 (Title of Class of Securities)

                            680194107
                         (CUSIP Number)

                         Louis G. Morris
                     Old Point National Bank
             1 West Mellen Street, Hampton, VA 23663
               (757) 728-1297 / Fax (757) 728-1891
          (Name, Address and Telephone Number of Person
                          Authorized to
               Receive Notices and Communications)

                          March 7, 2001
          (Date of Event which Requires Filing of this
                           Statement)


     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          SCHEDULE 13D

CUSIP No. 680194107                  Page   1    of  8  Pages
---------------------------------------------------------------------
1
   NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   VuBay Foundation
   Tax ID # 54-1840750
---------------------------------------------------------------------
2
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)   [ ]

                                                  (b)   [ ]
---------------------------------------------------------------------
3
   SEC USE ONLY

---------------------------------------------------------------------
4
   SOURCE OF FUNDS (See Instructions)
---------------------------------------------------------------------
5
   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)
                                                        [ ]
---------------------------------------------------------------------
6
   CITIZENSHIP OR PLACE OF ORGANIZATION

   Virginia
---------------------------------------------------------------------
             |  7
NUMBER OF    |     SOLE VOTING POWER
             |     193,584 (1) (a/o 2-12-02)
  SHARES     |-------------------------------------------------------
             |  8
BENEFICIALLY |     SHARED VOTING POWER
             |     -0-
 OWNED BY    |-------------------------------------------------------
             |  9
   EACH      |     SOLE DISPOSITIVE POWER
             |     193,584 (1) (a/o 2-12-02)
 REPORTING   |-------------------------------------------------------
             | 10
  PERSON     |     SHARED DISPOSITIVE POWER
             |     -0-
   WITH      |
---------------------------------------------------------------------
11
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 193,584 (1) (a/o 2-12-02)
---------------------------------------------------------------------
12
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)
                                                        [ ]
---------------------------------------------------------------------
13
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.4%
---------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON (See Instructions)
    CO
---------------------------------------------------------------------

  (1) The Reporting Person (as defined below) is the holder of record and sole beneficial owner of 193,584 shares of the
Issuer's Common Stock.  The Reporting Person has sole voting and dispositive power with respect to those 193,584 shares. The Reporting Person's decision with respect to a vote or disposition of the 193,584 shares of the Issuer's Common Stock, however, is dictated by the majority vote of the three directors of the Reporting Person who share voting and dispositive power with respect to the Issuer's Common Stock owned by VuBay Foundation, as discussed more fully in Item 5(d) below.


CUSIP No. 680194107                  Page   2    of   8  Pages
---------------------------------------------------------------------
1
   NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   James Reade Chisman
---------------------------------------------------------------------
2
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)   [ ]

                                                  (b)   [ ]
---------------------------------------------------------------------
3
   SEC USE ONLY

---------------------------------------------------------------------
4
   SOURCE OF FUNDS (See Instructions)

---------------------------------------------------------------------
5
   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)
                                                        [ ]
---------------------------------------------------------------------
6
   CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
---------------------------------------------------------------------
             |  7
             |     SOLE VOTING POWER
NUMBER OF    |     17,372 (a/o 2-12-02)
             |
 SHARES      |-------------------------------------------------------
             |  8
BENEFICIALLY |     SHARED VOTING POWER
             |     211,084 (a/o 2-12-02)
 OWNED BY    |-------------------------------------------------------
             |  9
  EACH       |     SOLE DISPOSITIVE POWER
             |     17,372 (a/o 2-12-02)
 REPORTING   |-------------------------------------------------------
             | 10
  PERSON     |     SHARED DISPOSITIVE POWER
             |     211,084 (a/o 2-12-02)
   WITH      |
---------------------------------------------------------------------
11
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 228,456 (2) (a/o 2-12-02)
---------------------------------------------------------------------
12
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)
                                                        [ ]
---------------------------------------------------------------------
13
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.8%
---------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON (See Instructions)
    IN
---------------------------------------------------------------------

 (2) This Reporting Person (as defined below) may be deemed to beneficially own 193,584 shares of the Issuer's Common Stock by virtue of the Reporting Person's position as a director of VuBay Foundation, in which capacity the Reporting Person shares voting and dispositive power with respect to the Issuer's Common Stock owned by VuBay Foundation, as discussed more fully in Item 5(d)
   below. The Reporting Person expressly disclaims beneficial ownership of the shares of the Issuer's Common Stock held by
                        VuBay Foundation.



CUSIP No. 680194107                  Page   3    of  8   Pages
---------------------------------------------------------------------
1
   NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Robert F. Shuford
---------------------------------------------------------------------
2
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)   [ ]

                                                  (b)   [ ]
---------------------------------------------------------------------
3
   SEC USE ONLY
---------------------------------------------------------------------
4
   SOURCE OF FUNDS (See Instructions)
---------------------------------------------------------------------
5
   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)

                                                        [ ]
---------------------------------------------------------------------
6
   CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
---------------------------------------------------------------------
             |  7
             |     SOLE VOTING POWER
NUMBER OF    |     86,884 (a/o 2-12-02)  (includes 28,958
             |     Incentive Stock Options exercisable within 60
  SHARES     |     days)
             |-------------------------------------------------------
BENEFICIALLY |  8
             |     SHARED VOTING POWER
  OWNED BY   |     269,174 (a/o 2-12-02)
             |-------------------------------------------------------
   EACH      |  9
             |     SOLE DISPOSITIVE POWER
 REPORTING   |     86,884 (a/o 2-12-02) (includes 28,958 Incentive
             |     Stock Options exercisable within 60 days)
  PERSON     |-------------------------------------------------------
             | 10
  WITH       |     SHARED DISPOSITIVE POWER
             |     269,174 (a/o 2-12-02)
---------------------------------------------------------------------
11
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 356,058 (3) (a/o 2-12-02) (includes 28,958 Incentive Stock
    Options exercisable within 60 days)
---------------------------------------------------------------------
12
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)
                                                        [ ]
---------------------------------------------------------------------
13
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13.7%
---------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON (See Instructions)
    IN
---------------------------------------------------------------------

 (3) This Reporting Person (as defined below) may be deemed to beneficially own 193,584 shares of the Issuer's Common Stock by virtue of the Reporting Person's position as a director of VuBay Foundation, in which capacity the Reporting Person shares voting and dispositive power with respect to the Issuer's Common Stock owned by VuBay Foundation, as discussed more fully in Item 5(d)
   below. The Reporting Person expressly disclaims beneficial ownership of the shares of the Issuer's Common Stock held by
                        VuBay Foundation.


CUSIP No. 680194107                  Page   4    of  8   Pages
---------------------------------------------------------------------
1
   NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Ann DeVenny Wallace
---------------------------------------------------------------------
2
   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                  (a)   [ ]

                                                  (b)   [ ]
---------------------------------------------------------------------
3
   SEC USE ONLY
---------------------------------------------------------------------
4
   SOURCE OF FUNDS (See Instructions)
---------------------------------------------------------------------
5
   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) OR 2(e)
                                                        [ ]
---------------------------------------------------------------------
6
   CITIZENSHIP OR PLACE OF ORGANIZATION

   United States
---------------------------------------------------------------------
             |  7
             |     SOLE VOTING POWER
NUMBER OF    |     4,064 (a/o 2-12-02)
             |-------------------------------------------------------
  SHARES     |  8
             |     SHARED VOTING POWER
BENEFICIALLY |     193,584 (a/o 2-12-02)
             |-------------------------------------------------------
 OWNED BY    |  9
             |     SOLE DISPOSITIVE POWER
   EACH      |     4,064 (a/o 2-12-02)
             |-------------------------------------------------------
 REPORTING   | 10
             |     SHARED DISPOSITIVE POWER
  PERSON     |     193,584 (a/o 2-12-02)
             |
   WITH      |
---------------------------------------------------------------------
11
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 197,648 (4) (a/o 2-12-02)
---------------------------------------------------------------------
12
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES (See Instructions)
                                                        [ ]
---------------------------------------------------------------------
13
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    7.6%
---------------------------------------------------------------------
14
    TYPE OF REPORTING PERSON (See Instructions)
    IN
---------------------------------------------------------------------

 (4) This Reporting Person (as defined below) may be deemed to beneficially own 193,584 shares of the Issuer's Common Stock by virtue of the Reporting Person's position as a director of VuBay Foundation, in which capacity the Reporting Person shares voting and dispositive power with respect to the Issuer's Common Stock owned by VuBay Foundation, as discussed more fully in Item 5(d)
   below. The Reporting Person expressly disclaims beneficial ownership of the shares of the Issuer's Common Stock held by
                        VuBay Foundation.



CUSIP No. 680194107                  Page   5   of   8   Pages


                     SCHEDULE 13D STATEMENT

      This statement on Schedule 13D, dated March 7, 2002 (this "Statement"), is filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, by VuBay Foundation ("VuBay") and by the three directors of VuBay - James Reade Chisman ("Chisman"), Robert F. Shuford ("Shuford") and Ann DeVenny Wallace ("Wallace") - who by majority vote direct the voting and disposition of all securities held by VuBay. VuBay, Chisman, Shuford and Wallace are each referred to herein as a "Reporting Person" and collectively as the "Reporting Persons." The Statement is being jointly filed by the Reporting Persons pursuant to a joint filing agreement filed as Exhibit A hereto.

      This Statement is being filed to reflect the beneficial ownership of each of the Reporting Persons with respect to the Issuer's Common Stock. The beneficial ownership of each of VuBay, Chisman and Wallace of the Issuer's Common Stock increased from less than 5% to more than 5% of the Issuer's Common Stock as a result of the transfer as described in Item 4 below to VuBay of 191,284 shares of the Issuer's Common Stock on March 7, 2001. Shuford's beneficial ownership of the Issuer's Common Stock, previously reported as 5.9% of the Issuer's Common Stock on an Amendment No. 3 to Schedule 13D, filed with the Securities and Exchange Commission on February 13, 1997, also increased as a result of the transfer to VuBay of the 191,284 shares of the Issuer's Common Stock on March 7, 2001.

         Item 1.  Security and Issuer.

         The title of the class of equity securities to which this Statement relates is the common stock, $5.00 par value ("Common Stock"), of Old Point Financial Corporation, a bank holding company organized under the laws of Virginia (the "Issuer"). The principal executive office of the Issuer is located at 1 West Mellen Street, Hampton, Virginia, 23663.


     Item 2.  Identity and Background.

   VuBay is a charitable foundation with three directors:
Chisman, Shuford and Wallace.

(a)-(c), VuBay Foundation.  VuBay is a non-stock charitable
     (f) foundation, organized under the laws of the State of Virginia. VuBay's business address is: VuBay
         Foundation, c/o Cyrus A. Dolph, IV, Assistant
         Secretary, P.O. Box 13109, Norfolk, Virginia 23506-
         3109.

         James Reade Chisman.  Chisman's business address is:
         1700-B George Washington Highway, Yorktown, VA 23693-4311. Chisman's principal occupation is President, James R. Chisman Development Co., Inc. Chisman is a citizen of the United States.

         Robert F. Shuford. Shuford's business address is: Old Point Financial Corporation, 1 West Mellen Street, P.O. Box 3392, Hampton, VA 23663. Shuford's principal occupation is Chairman of the Board, President & Chief Executive Officer of Old Point Financial Corporation, and Chairman of the Board of Old Point National Bank. Shuford is a director of Old Point Financial Company, Old Point National Bank, and Old Point Trust & Financial Services, N.A. Shuford is a citizen of the United States.

         Ann DeVenny Wallace.  Wallace's business address is:
         2626 S. Lynn Street, Arlington, VA 22202. Wallace's principal occupation is a Lawyer. Wallace is a citizen of the United States.

     (d) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   Item 3.  Source and Amount of Funds or Other Consideration.

         Not applicable.  See Item 4 below.


   Item 4.  Purpose of Transaction.

     On March 7, 2001, in accordance with the last will and testament of Gertrude S. Dixon, the Estate of Gertrude S. Dixon transferred 191,284 shares of the Issuer's Common Stock to VuBay, a charitable foundation of which Chisman, Shuford and Wallace are directors (the "Voting Directors") who direct the voting and disposition of all securities held by VuBay, by the vote of any two of the Voting Directors. Prior to March 7, 2001, VuBay owned 2,300 shares of the Issuer's Common Stock. VuBay owns a total of 193,584 shares of the Issuer's Common Stock as of the date of this Statement. In addition to their beneficial ownership of the securities held by VuBay, each of the Voting Directors individually owns shares of the Issuer's Common Stock.


   Item 5.  Interest in Securities of the Issuer.

 (a)-(b) See disclosures provided in Items 7-12 on pages 1-4 of this Statement.
     (c) See disclosure provided in Item 4 above.
     (d) As noted in footnote (1) above, VuBay is the holder of record of 193,584 shares of the Issuer's Common Stock and is the only person with the right to receive the dividends from, or proceeds from the sale of, those 193,584 shares of the Issuer's Common Stock. VuBay, as the holder of record, has sole voting and dispositive power with respect to those 193,584 shares. VuBay's decision with respect to a vote or disposition of the 193,584 shares of the Issuer's Common Stock, however, is dictated by the vote of any two of VuBay's three Voting Directors who share voting and dispositive power with respect to the Issuer's Common Stock owned by VuBay Foundation. The three Voting Directors each expressly disclaim beneficial ownership of the shares of the Issuer's Common Stock owned by VuBay Foundation.

     (e) Not applicable.

   Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See disclosures provided in Items 4 and 5(d) above.


   Item 7.  Material to be Filed as Exhibits.

          Exhibit        Description

          A         Joint Filing Agreement


                           Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VUBAY FOUNDATION

By:  /s/Ann DeVenny Wallace                                 3-1-02
Name:     Ann DeVenny Wallace                               Date
Title:   President


JAMES READE CHISMAN

/s/James Reade Chisman                                      2-27-02
                                                            Date

ROBERT F. SHUFORD

/s/Robert F. Shuford                                        2-27-02
                                                            Date

ANN DEVENNY WALLACE

/s/Ann DeVenny Wallace                                      3-1-02
                                                            Date



                                                        EXHIBIT A

                     JOINT FILING AGREEMENT

           Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned each hereby agrees to the joint filing of the Schedule 13D, dated March 7, 2002, and all subsequent amendments thereto. The undersigned each hereby further agrees that this Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.



VUBAY FOUNDATION

By:  /s/Ann DeVenny Wallace                                 3-1-02
Name:     Ann DeVenny Wallace                               Date
Title:   President



JAMES READE CHISMAN

/s/James Reade Chisman                                      2-27-02
                                                            Date



ROBERT F. SHUFORD

/s/Robert F. Shuford                                        2-27-02
                                                            Date



ANN DEVENNY WALLACE

/s/Ann DeVenny Wallace                                      3-1-02
                                                            Date





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